

Mannatech Announces Results of Annual Shareholders' Meeting
Shareholders approved all proposals

Coppell, Texas, June 11, 2009—Mannatech, Incorporated (NASDAQ – MTEX), a leading developer and provider of proprietary dietary supplements, weight management products and skin care solutions, announced that its shareholders passed both proposals put to a vote at the company's annual shareholder meeting held Wednesday, June 10, 2009.

Mannatech's President and Chief Executive Officer Wayne L. Badovinus, spoke to the shareholders and employees providing the company's accomplishments and perspective on 2008. In addition, the new Chairman of the Board J. Stanley Fredrick provided opening remarks.

Also at the meeting, a discussion of the company's results for 2008 was led by Stephen D. Fenstermacher, chief financial officer and executive vice president. Additional highlights discussed at the meeting related to Mannatech's operations for 2008 and for the first quarter of 2009.

More than 97 percent of shareholders voting in person or by proxy approved Mannatech's proposal to elect the following individuals to its Board of Directors as Class I Directors: Gerald E. Gilbert, Larry A. Jobe, and Marlin Ray Robbins.

Approximately 98 percent of Mannatech's shareholders voting in person or by proxy also ratified the appointment of Mannatech's independent registered public accounting firm, BDO Seidman, LLP, for Mannatech's fiscal year ended December 31, 2009.

About Mannatech
Mannatech, Incorporated, is a global wellness solutions provider of innovative, high-quality, proprietary dietary supplements, weight management products and skin care solutions sold through independent Associates and Members located in the United States and the international markets of Canada, Australia, the United Kingdom, Japan, New Zealand, the Republic of Korea, Taiwan, Denmark, Germany, South Africa, and Singapore. For more information please visit www.mannatech.com or www.allaboutmannatech.com.

statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech's inability to attract and retain associates and members, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

Contact Information:
Gary Spinell
Vice President Finance & Administration
972-471-6512
ir@mannatech.com
www.mannatech.com
www.exploremannatech.com
www.allaboutmannatech.com